787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 11, 2015

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,259

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,259 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares iBonds Dec 2017 Corporate ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on January 9, 2015. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1: The Fee Table for the Fund notes that the adviser has contractually agreed to waive a portion of its management fee. To the extent that there are any exclusions from this waiver, or the potential for the adviser to recoup amounts waived, please describe the circumstances under which they apply.

Response: BlackRock Fund Advisors (“BFA”) has contractually agreed to waive a portion of its management fees in an amount equal to the Acquired Fund Fees and Expenses, if any, attributable to the Fund’s investments in other funds advised by BFA or its affiliates through the termination date of the Fund. No exclusions to this waiver, or recoupment of fees waived, are currently anticipated. To the extent this waiver is subject to any exclusions in the future, the disclosure will be revised accordingly.

Comment 2: Under “Interest Rate Risk” the Fund discloses that an increase in interest rates “may” cause the value of fixed-income securities to decline. Consider making this risk an affirmative statement (e.g., that an increase in interest rates “will” cause a decline in the value of fixed-income securities).

Response: The Trust respectfully declines to make the suggested change. Although the price for fixed-income securities historically tends to decline as interest rates increase, it is possible that the value of a fixed-income security may not decline as a direct result of an interest rate increase. Accordingly, the Trust respectfully submits that it is appropriate to phrase this risk as a possibility rather than a certainty.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Ed Baer

Aaron Wasserman

Katherine Drury

Michael Gung

Seong Kim